UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

x	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012, OR

o	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE TRANSITION PERIOD FROM FOR THE TRANSITION PERIOD FROM __________ TO __________

Registration number:  333-51223, 333-40264 and 333-108992

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below: Employee Savings and Thrift Plan – Modern Industries Company (Dammam) and Modern Products Company (Saudi Arabia).

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

REQUIRED INFORMATION

The following audited financial statements are enclosed with this report:

1.	Statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).
2.	Statement of income and changes in plan equity for each of the latest three fiscal years (or such lesser period as the plan has been in existence).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

EMPLOYEE SAVINGS AND THRIFT PLAN
MODERN INDUSTRIES COMPANY (DAMMAM) AND
MODERN PRODUCTS COMPANY (SAUDI ARABIA)

Date: March 25, 2013
	By:	/s/ Maher Barrayah
Maher Barrayah
Trustee

	By:	/s/ Ruba Jamjoom
Ruba Jamjoom
Trustee

EXHIBIT INDEX

Exhibit No.

      23    Consent of Deloitte & Touche LLP

Employee Savings and Thrift Plan —
Modern Industries Company (Dammam) and
Modern Products Company (Saudi Arabia)

Financial Statements as of December 31, 2012 and 2011 and for the
Years Ended December 31, 2012, 2011 and 2010, and
Report of Independent Registered Public Accounting Firm

EMPLOYEE SAVINGS AND THRIFT PLAN - MODERN INDUSTRIES COMPANY (DAMMAM) AND MODERN PRODUCTS COMPANY (SAUDI ARABIA)

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits as of December 31, 2012 and 2011	2

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2012, 2011 and 2010	3

Notes to Financial Statements as of December 31, 2012 and 2011 for the Years Ended December 31, 2012, 2011 and 2010	4 - 9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of the Employee Savings and
Thrift Plan — Modern Industries Company (Dammam)
and Modern Products Company (Saudi Arabia)

We have audited the accompanying statements of net assets available for plan benefits of the Employee Savings and Thrift Plan — Modern Industries Company (Dammam) and Modern Products Company (Saudi Arabia) (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, the Plan merged into The Procter & Gamble International Stock Ownership Plan effective January 1, 2013.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2012 and 2011, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
     Deloitte & Touche LLP

Cincinnati, Ohio
March 25, 2013

EMPLOYEE SAVINGS AND THRIFT PLAN —
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY (SAUDI ARABIA)

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2012 AND 2011
(Expressed in Saudi Riyals)

	2012	2011
ASSETS:
Investments — at fair value:
Cash	1,144,178	1,353,440
The Procter & Gamble Company common stock	35,201,399	36,585,757
The J.M. Smucker Company common stock	37,139	39,867

Total investments	36,382,716	37,979,064

Contributions receivable	373,266	782,245

Total assets	36,755,982	38,761,309

LIABILITY — Amounts due to participants	(1,910)	(41,837)

NET ASSETS AVAILABLE FOR PLAN BENEFITS	36,754,072	38,719,472

See notes to financial statements.

EMPLOYEE SAVINGS AND THRIFT PLAN —
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY (SAUDI ARABIA)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Expressed in Saudi Riyals)

	2012	2011	2010

ADDITIONS:
Contributions:
Employees contributions	3,269,181	3,829,311	3,809,669
Companies contributions	1,169,848	1,270,613	1,406,744

Total contributions	4,439,029	5,099,924	5,216,413

Investment income:
Realized gains from investments	952,227	2,327,733	971,938
(Decrease) increase in unrealized
appreciation of investment	(969,896)	(1,686,454)	1,318,620
Dividends	814,607	880,677	808,869

Total investment income	796,938	1,521,956	3,099,427

Total additions — net	5,235,967	6,621,880	8,315,840

DEDUCTIONS — Distributions to and
withdrawals by participants	(7,201,367)	(10,104,930)	(7,734,730)

NET (DECREASE) INCREASE	(1,965,400)	(3,483,050)	581,110

NET ASSETS AVAILABLE FOR
PLAN BENEFITS:
Beginning of year	38,719,472	42,202,522	41,621,412

End of year	36,754,072	38,719,472	42,202,522

See notes to financial statements.

EMPLOYEE SAVINGS AND THRIFT PLAN —
MODERN INDUSTRIES COMPANY (DAMMAM)
AND MODERN PRODUCTS COMPANY (SAUDI ARABIA)

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012 AND 2011 AND
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Expressed in Saudi Riyals)

1.	PLAN DESCRIPTION AND RELATED MATTERS

The following description of the Employee Savings and Thrift Plan — Modern Industries Company (Dammam) and Modern Products Company (Saudi Arabia), which was centrally administered as the Savings and Thrift Plan (Saudi Arabia) of The Procter & Gamble Company (the “Plan”), is provided for general information purposes only. Participants should refer to Plan documents for more complete information.

The Plan was not subject to any provisions of the United States Employee Retirement Income Security Act of 1974, nor was it qualified under the United States Internal Revenue Code Section 401(a).

Effective January 1, 2013, the Plan merged into The Procter & Gamble International Stock Ownership Plan (the “ISOP”), another plan sponsored by The Procter & Gamble Company (“P&G”). All assets and participant accounts were transferred out of the Plan and into the ISOP on January 1, 2013.

Trustees — The Trustees of the Plan included the chairman of Modern Industries Company (Dammam) and Modern Products Company (Saudi Arabia) (collectively, the “Companies”) and nominated managers of the Companies.

Eligibility — Any permanent employee who had been on the payrolls of the Companies for more than 12 months was eligible to participate in the Plan.

Member’s Accounts — A Member Account and a Company Account were maintained for each employee. The Member Account included an employee’s contributions, decreased by all withdrawals and increased by all repayments of withdrawals. Interest income and net dividends related to an employee’s contributions were credited to the Member Account. The Company Account included contributions made by the Companies and net dividends related to the Companies’ contributions.

Employee Contributions — Basic deductions of 5% of base salary were contributed monthly by the employees. Effective January 1, 2010, the employee could only invest these contributions in P&G securities. Prior to January 1, 2010, the employee had the option to invest these contributions in one of the following investment programs previously offered by the Plan:

•	Invest the full amount to purchase P&G securities.
•	Invest the full amount in bank deposits.
•	Invest 50% of the amount to purchase P&G securities, and 50% in bank deposits.

As of December 31, 2012, 2011, and 2010 there were 166, 191, and 203 employees participating in the Plan, respectively. Employees could have elected to contribute an additional 1% to 10% of their monthly salary. These additional contributions were not matched by the Companies and could only be invested in P&G securities.

The Plan’s investment in common stock of The J.M. Smucker Company (“Smucker”) resulted from a 2002 transaction between P&G and Smucker.

Companies’ Contributions — The Companies credited each employee with an amount ranging from 25% to 100% of the basic amount contributed by the employee, depending on the employee’s length of continuous service, with the rate reaching 100% after ten years of continuous service.

Earnings — Net dividends earned were used to purchase P&G securities, which were credited to the Member’s Accounts.

Vesting — The employees were fully vested in their Member Accounts and earnings thereon. Employees became 30% vested in the Companies’ contributions after the first three full years from the date of their membership in the Plan, or renewed membership (see Withdrawals), with the rate reaching 100% after ten full years of such membership as follows:

From Date of Membership	Vesting
or Renewed Membership	Percentage

Full 3 years	30%
Full 4 years	40
Full 5 years	50
Full 6 years	60
Full 7 years	70
Full 8 years	80
Full 9 years	90
Full 10 years	100

Withdrawals — Withdrawals could have been made from the Member’s Account at any time the employee chose to, up to the extent of Employee Contributions, the vested portion of the Companies’ Contributions and all relevant profits thereon.

The non-vested portion of the Companies’ Contributions and relevant profits were placed in a frozen account that continued to vest according to the vesting schedule. These were paid to the employee on separation from the Companies unless the employee met the criteria for forfeiture (see Forfeitures). The employee could have rejoined the Plan after a one-year waiting period from the first withdrawal and a two-year waiting period for every subsequent withdrawal.

Forfeitures — When employees left the Plan without the requirement for full vesting (see Vesting) for a reason other than transfer out, death or disability, the non-vested Companies’ Contributions and relevant profits were forfeited. The forfeited amount was divided amongst the existing employees using the same formula as the Companies’ Contributions (see Companies Contributions).

Transferability — The Plan was 100% transferable between the Companies.

Costs of the Plan — All administrative costs of the Plan were paid by the Companies.

Plan Amendment — The Companies had the right to amend the Plan at any time. However, no amendment could have reduced the vested amount of any Member’s Account.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invested in P&G securities and Smucker securities which represented a concentration in investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.

Valuation of Investments — The Plan’s investments were stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Quoted active market prices were used to value these investments. Investments in P&G and Smucker securities were valued at the closing price on the New York Stock Exchange. Bank deposits are stated at cost.

Purchases and sales of securities were recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Foreign Currency Translation — The Plan’s primary currency was the Saudi Riyal. Non-Saudi Riyal investments were translated into Saudi Riyals at the exchange rates in effect on the last day of the Plan’s year. Earnings in foreign currencies other than the Saudi Riyals were translated at average rates prevailing during the year. Exchange gains or losses for 2012, 2011 and 2010 were not significant.

New Accounting Standards

ASU No. 2011-04 — In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820. ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance was effective for reporting periods beginning after December 15, 2011. The adoption did not have a material effect on the statement of net assets available for plan benefits, statement of changes in net assets available for plan benefits or disclosures in the financial statements.

3.	INVESTMENTS

The investments held by the Plan as of December 31, 2012, 2011 and 2010, and the unrealized appreciation for the years ended December 31, 2012, 2011 and 2010 were as follows (in Saudi Riyals):

	2012	2011	2010

a) The Procter & Gamble Company common stock:
Number of shares	138,268	146,248	155,508

Market value	35,201,399	36,585,757	37,514,344
Cost	(27,806,587)	(28,220,937)	(27,459,162)

Unrealized appreciation	7,394,812	8,364,820	10,055,182

(Decrease) increase in unrealized
appreciation	(970,008)	(1,690,362)	1,321,783

b) The J. M. Smucker Company:
Number of shares	115	136	158

Market value	37,139	39,867	38,978
Cost	(15,474)	(18,314)	(21,333)

Unrealized appreciation	21,665	21,553	17,645

Increase (decrease) in unrealized
appreciation	112	3,908	(3,163)

(Decrease) increase in unrealized
appreciation of investments	(969,896)	(1,686,454)	1,318,620

The realized gains (losses) on sales of The Procter & Gamble Company common stock for the years ended December 31, 2012, 2011, and 2010, was determined as follows (in Saudi Riyals):

	2012	2011	2010

Proceeds on sales of shares	7,200,483	10,104,930	4,897,977
Cost	(6,248,256)	(7,777,197)	(3,926,039)

Realized gains (losses) from investments	952,227	2,327,733	971,938

4.	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Plan classified investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities were classified in their entirety based on the lowest level of input that was significant to the fair value measurement. The Plan’s policy was to recognize significant transfers between levels at the actual date of the event or change in circumstances that caused the transfer. For the years ended December 31, 2012 and 2011, there were no significant transfers in or out of levels 1, 2, or 3.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2012 and 2011 (in Saudi Riyals).

	Fair Value Measurements as of December 31, 2012, Using
	Quoted prices	Significant
	in active	other	Significant
	markets for	observable	unobservable
	identical assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Cash	1,144,178			1,144,178
The Procter & Gamble Company
Common Stock	35,201,399			35,201,399
The J.M. Smucker Company
Common Stock	37,139			37,139

Total	36,382,716			36,382,716

	Fair Value Measurements as of December 31, 2011, Using
	Quoted prices	Significant
	in active	other	Significant
	markets for	observable	unobservable
	identical assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Cash	1,353,440	-	-	1,353,440
The Procter & Gamble Company
Common Stock	36,585,757	-	-	36,585,757
The J.M. Smucker Company
Common Stock	39,867	-	-	39,867

Total	37,979,064	-	-	37,979,064

5.	RELATED-PARTY TRANSACTIONS

At December 31, 2012 and 2011, the Plan held 138,268 and 146,248 shares, respectively, of common stock of P&G, an affiliate, with a cost basis of SR 27,806,587 and SR 28,220,937, respectively. During the years ended December 31, 2012, 2011, and 2010, the Companies contributed SR 1,169,848, SR 1,270,613, and SR 1,406,744, respectively, to the Plan on behalf of participating employees.

During the years ended December 31, 2012, 2011, and 2010, the Plan recorded dividend income from P&G common stock of SR813,292, SR 879,191, and SR 808,102, respectively.

6.	TAXES

There are no personal income taxes in Saudi Arabia. Should they have been introduced any time in the future, the Plan would have required that such taxes be borne by the employees.

Dividends on P&G securities were credited to employees net of a 30% withholding tax by the government of the United States of America.

7.	PLAN TERMINATION

The Companies could have discontinued contributions at any time and terminated the Plan subject to the provisions set forth in the Plan documents. In the event that the Plan would have been terminated, employees would have become 100% vested in their accounts.

Effective January 1, 2013, the Plan merged into ISOP. All assets and participant accounts were transferred out of the Plan and into the ISOP on January 1, 2013.